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PERRY S. PATTERSON
(412) 562-8445
pattersonps@bipc.com

                                                        January 11, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  N. Sean Harrison


         Re:      Cellomics, Inc.
                  Registration Statement on Form 8-A (File No. 000-30355)
                  -------------------------------------------------------

Ladies and Gentlemen:

         Cellomics, Inc. (the "Company") filed with the Securities and Exchange Commission a registration statement on Form 8-A on December 5, 2000, file number 000-30355 (the "Form 8-A Registration Statement"). On behalf of the Company, I am hereby requesting that the Form 8-A Registration Statement be withdrawn.

         Please note that the Company had previously filed a registration statement with the Commission on Form 8-A on April 14, 2000, which was withdrawn on behalf of the Company via a letter filed through EDGAR dated June 14, 2000. The Commission indicated its acceptance of this withdrawal by an EDGAR confirmation statement dated the same day.

         Please feel free to contact me with any questions or comments you may have.

                                                       Sincerely,

                                                       /s/ Perry S. Patterson

                                                       Perry S. Patterson

PSP:tlb

cc:      L. Robert Johnston
         Lewis U. Davis, Jr.
         Jeremiah G. Garvey